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                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


The Board of Directors
NetGateway, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

Our report dated October 23, 1998, except as to note 11, which is as of April 30, 1999, contains an explanatory paragraph that states that the Company's planned principal operations have not commenced and minimal revenues have been generated while the Company develops its technology. Additionally, the Company has a total shareholders' deficit and has continuing financial needs. These matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KPMG LLP

Los Angeles, California
May 27, 1999